.

June 5, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 333-89822 and 811-21114)

Dear Mr. Rosenberg:

On April 8, 2024, the Trust filed with the U.S. Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 301 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 310 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (the "Amendment"). The Amendment was filed for the purpose of registering two series of the Trust –ProShares Ultra Ether ETF and ProShares UltraShort Ether ETF (each a "Fund," and together, the "Funds").

We received comments from you relating to the Amendment on May 22, 2024. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement (the "Revised Amendment"). The Revised Amendment is being made for the purpose of incorporating modifications to the Fund's prospectus ("Prospectus") and statement of additional information ("SAI") in response to your comments on the Amendment as described in this letter and to make other non-material changes. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

1.Comment: Please supplementally indicate when the Fund expects to launch.

Response: The Funds intend to launch shortly after becoming effective.

2.Comment: Please consider including "Daily" in the Fund's name inasmuch as the Fund seeks daily returns of 2x or -2x for a single day and not any other period.

Response: The Trust respectfully declines to make the requested change. The Advisor does not believe Section 35(d) of the 1940 Act or Rule 35d-1 thereunder require the inclusion of the word "Daily" in the name of the Fund.

3.Comment: Please disclose an 80% policy such that the Fund maintains an 80% exposure to the terms used in its name.

Response: The Trust confirms that the requested disclosure is included in response to Item 4 of Form N-1A ("Item 4") for each Fund. Specifically, the disclosure states the following:

Under normal circumstances, the Fund will invest at least 80% of the Fund's assets in, or provide exposure to, financial instruments that ProShare Advisors believes, in combination, should produce daily returns consistent with the Daily Target.

4.Comment: Please supplementally confirm the Fund intends to obtain the targeted 2x or -2x exposure by investing principally in ether futures contracts traded on an exchange registered with the Commodity Futures Trading Commission through a wholly owned foreign subsidiary. Also, please provide the name of the exchange on which the futures contracts will trade.

Response: The Trust confirms that the Funds intend to obtain exposure to ether by investing principally in ether futures contracts traded on the CME through a wholly-owned foreign subsidiary. In the future, the Funds may invest in instruments that provide exposure to U.S. listed exchange traded funds that hold spot ether once those ETFs become available.

5.Comment: Please supplementally explain the circumstances under which the Fund would invest in derivative instruments other than ether futures contracts traded on the exchange identified in your response.

Response: As disclosed in the section entitled "Additional Ether-Related Investments", the Fund may invest in instruments (including derivatives instruments) other than ether futures if the Fund is unable to obtain the desired exposure to ether. In addition, in light of recent market events, the Funds have revised this section to reflect the possibility that in the future the Funds may seek to obtain exposure through direct or indirect investments in U.S. listed ETFs that hold ether.

If a Fund is unable to obtain the desired exposure to ether, the Advisor intends to take such action as it believes appropriate and in the best interest of the Fund. This may include among other things, investing in equity securities of "ether-related companies" or investing in or shorting other U.S. investment companies that provide investment exposure to ether futures contracts or ether-related companies. For these purposes, ether-related companies are companies listed on a U.S. stock exchange that the Advisor believes provide returns that generally correspond, or are closely related, to the performance of ether or ether futures. For example, a Fund may invest in U.S. listed companies engaged in digital asset mining or offering digital asset trading platforms.

In addition, with respect to ProShares Ultra Ether ETF, the Fund may also invest in U.S. listed ETFs that provide exposure to ether ~~or ether futures~~. Both Funds may enter into swap agreements that use a U.S. listed ETF as a reference asset.

In the future, the Funds may seek to obtain the desired exposure to ether by investing in U.S. listed ETFs that hold ether or by entering into swap agreements that use such ETFs as a reference asset. As of the date of this Prospectus, there are no U.S. listed ETFs that hold ether.

6.Comment: Please supplementally explain, and disclose specifically, what reference assets the Fund will use for any swap agreements. Disclose that these swap agreements are cash-settled, uncleared, and non-exchange-traded.

Response: At this time, the Funds do not expect to obtain exposure to ether or ether futures using swap. The Trust has removed the discussion of swap transactions from the summary section of the Prospectus for each Fund. The Trust has retained the discussion of swap transactions in the section entitled "Additional Ether-Related Investments" as noted in response to Comment 5.

The Trust notes that the disclosures provided in response to Item 9 of Form N-1A ("Item 9") include the requested statement in the section entitled "Risks Associated with the Use of Derivatives" which states:

Such swaps are uncleared, non-exchange-traded, and cash settled.

7.Comment: If the Fund will invest in shares of investment companies, please supplementally confirm that those investment companies are investment companies registered under the Investment Company Act of 1940 (the "Act").

Response: The Trust confirms that at this time the Funds would only obtain exposure through U.S. listed ETFs registered as investment companies under the 1940 Act. However, as noted in response to Comment 5, in light of current events, the Trust has revised the Amendment to note that it may in the future invest in U.S. listed ETFs that hold ether once those become available. These ETFs are not expected to be registered as investment companies under the 1940 Act.

8.Comment: Please supplementally explain to the staff whether the Fund will have significant exposure to another issuer, whether directly or indirectly through derivative instruments. If so, please identify that issuer.

Response: The Funds do not currently expect to have significant exposure to another issuer, either directly or indirectly.

9.Comment: Please supplementally explain and disclose the Fund's strategy with respect to the "rolling" of ether futures contracts, including the contract month the Fund plans to invest in and generally how and when the Fund expects to roll the contracts. If the Fund is unable to provide this disclosure, explain why.

Response: The Trust confirms that such disclosures can be found in the summary section of the Prospectus for each Fund. As the principal investment strategy for each Fund states: "[t]he Fund seeks to invest in cash-settled, front-month ether futures." With respect to how and when the Fund expects to roll its contracts, the principal investment strategy for each Fund states: "[i]n order to maintain its [inverse] exposure to ether futures contracts, the Fund must [sell/exit] its futures contracts as they near expiration and replace them with new futures contracts with a later expiration date."

The section entitled "Rolling of the Ether Futures" included in response to Item 9 provides further details.

Futures contracts expire on a designated date, referred to as the "expiration date." Each Fund generally seeks to invest in "front-month" ether futures contracts but may invest in back-month, cash-settled ether futures contracts. "Front-month" contracts are the monthly contracts with the nearest expiration date. Back-month ether futures contracts are those with longer times to maturity. Ether futures are cash-settled on their expiration date unless they are "rolled" prior to expiration. Each Fund intends to "roll" its ether futures prior to expiration. Typically, each Fund will roll to the next "nearby" ether futures. The "nearby" contracts are those contracts with the next closest expiration date.

10.Comment: Please disclose that there may be differences in returns between ether futures contracts and ether due to divergence in prices or the costs associated with futures investing. In this regard, please disclose any unique contango/rolling risks related to ether futures contracts.

Response: The Trust confirms that such disclosures can be found in the summary section of the Prospectus for each Fund. Each Fund's "Ether Futures Risk" discloses that there may be differences between ether futures and ether by stating:

The performance of ether futures contracts, in general, has historically been highly correlated to the performance of ether. However, there can be no guarantee this will continue. Transaction costs (including the costs associated with futures investing), position limits, the availability of counterparties and other factors may impact the cost of ether futures contracts and decrease the correlation between the performance of ether futures contracts and ether, over short or even long-term periods. In addition, the performance of back-month futures contracts is likely to differ more significantly from the performance of the spot prices of ether. To the extent the Fund is invested in back-month ether future contracts, the performance of the Fund should be expected to deviate more significantly from the performance of ether. Moreover, differences in the prices between ether and ether futures will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in ether, including larger losses or smaller gains.

In addition, in the summary section of the Prospectus for Ultra Ether ETF, the "Cost of Futures Investing Risk" provides additional disclosure regarding contango and backwardation by stating:

Ether futures have historically experienced extended periods of contango. Contango in the ether futures market may have a significant adverse impact on the performance of the Fund and may cause ether futures and the Fund to underperform spot ether. Both contango and backwardation would reduce the Fund's correlation to spot ether and may limit or prevent the Fund from achieving its investment objective.

Similarly, in the summary section of the Prospectus for UltraShort Ether ETF, the "Cost of Futures Investment Risk" provides additional disclosure regarding contango and backwardation by stating:

Backwardation in the ether futures market may have a significant adverse impact on the performance of the Fund. Both contango and backwardation may cause ether futures to perform differently than spot ether and may limit or prevent the Fund from achieving its investment objective.

11.Comment: Please supplementally discuss how the Fund would be expected to perform during significant daily downturns (where a long-leveraged strategy is used) or upturns (where an inverse- leveraged strategy is used) in the price of ether and ether futures contracts, such as those that occurred on May 18, 2021 to May 25, 2021.

Response: The Advisor expects that the Funds will operate consistent with their investment objective during periods of both significant daily downturns and significant daily upturns. In particular, the Advisor expects the Funds would have operated as expected if they had been in operation for the period from May 18, 2021 to May 25, 2021. Over the six business days from May 18, 2021 to May 25, 2021, based on the Bloomberg Ethereum Index, the daily returns of ether were -0.37%, -26.21%, 9.27%, -18.59%, 16.65%, and -2.85%. In total, ether declined 25.88% over this period. Over the same six-day period, based on daily settlement prices, the daily returns of front- month ether futures were 0.43%, -23.13%, 7.60%, -15.96%, 11.98%, and -5.29%. In total, front- month ether futures declined 25.96% over this period. The Advisor expects that the Ultra Ether ETF, investing in front-month ether futures, would have corresponding daily returns, before fees and expenses, of approximately 0.87%, -46.26%, 15.20%, -31.92%, 23.96%, and -10.59%, based on NAV and would have a return of -52.88% over the six-day period, if operated over this same six-day period. The Advisor expects that the UltraShort Ether ETF, investing in front-month ether futures would have corresponding daily returns, before fees and expenses, of approximately - 0.87%, 46.26%, -15.20%, 31.92%, -23.96%, and 10.59%, based on NAV and would have a return of 36.39% over the six-day period, if operated over this same six-day period.

11.1.Comment: Would such price changes impact the Fund's operations, including the Fund's creation or redemption process and/or its ability to meet its investment objective and execute its principal strategies?

Response: The Advisor does not expect price changes such as those that occurred from May 18, 2021 to May 25, 2021 to have a significant negative impact on the creation/redemption processes of the Funds. The Funds use essentially the same creation/redemption processes and arbitrage mechanism as other ETFs and the Advisor therefore does not expect volatility to have a significant negative impact on such processes.

While there was significant volatility in ether and ether futures contracts from May 18, 2021 to May 25, 2021, trading continued throughout the day each with significant volume and a closing price was reported each day. Specifically, the total notional volume for front-month ether futures over the period was $4,961 million. The notional open interest for front-month ether futures averaged $324 million. This indicates that there was significant interest in both sides of the trade from both buyers and sellers. Additionally, the 1-month correlation between the price returns of front-month CME ether futures contracts and spot ether during the period (an average of 0.9832) was not meaningfully different from the full sample correlation (0.9856, March 30, 2021 to April 30, 2024), notwithstanding the volatility in the market during the period.

In light of this liquidity, the Advisor believes the Funds would have been able to obtain the desired futures exposure and exit its positions, if necessary. Additionally, the CME reported a closing price for CME ether futures each day, which would have allowed the Funds to calculate an end-of-day NAV. In light of the above, the Advisor believes the market events during this period would not have had an impact on the liquidity profile of the Funds, the ability of the Funds to obtain appropriate investment exposure or to meet redemption requests, the ability of the Funds to calculate NAV or otherwise had a material adverse impact on the operations of the Funds.

12.Comment: Please supplementally explain what the Fund would expect in terms of discounts or premiums in response to significant changes in secondary market demand for Fund shares? For example, describe the potential impact on the Fund's premium (or discount) if a large number of investors (e.g. more than 50% of net assets) were to buy (or sell) shares.

Response: The Advisor does not anticipate that the Funds would normally experience significant premiums or discounts and would expect this to be the case even on days with high secondary market trading volume or when a large number of investors buy (or sell) Fund shares. The Funds use essentially the same creation and redemption process as other ETFs and benefit from the same ETF arbitrage mechanism. The market for ether and ether futures contracts are both of sufficient size and liquidity and the prices of spot ether and CME futures contracts are readily available throughout the trading day. The Advisor therefore expects any significant premiums or discounts, should they occur, would be minimized through the standard ETF arbitrage process and would not persist.

As an example, the average end of day premium/discount for ProShares Ether Strategy ETF, from its inception through May 23, 2024, was 7 basis points but on days where secondary trading was more than 50% of shares outstanding (9 days), the average premium/discount was 10 basis points. Additionally, the average bid/ask spread during the days where secondary trading was more than 50% of shares outstanding was 15.6 basis points versus 16.5 basis points on average.

12.1.Comment: Please supplementally describe any mismatch between the Fund's holdings and the construct of the index it tracks that could occur during such extreme price changes.

Response: The Index tracked by the Funds, the Bloomberg Ethereum Index, is designed to measure the performance of a single ether traded in USD and seeks to provide a proxy for the spot ether market. The Funds, by investing in ether futures, seek daily returns that correspond to a stated multiple of the price of ether. The Advisor has analyzed the returns of ether and ether futures and believes that ether futures provide an effective proxy for a direct investment in ether. Therefore, the Advisor does not expect such price changes to cause any significant mismatch.

13.Comment: Please supplementally provide simulated performance for a hypothetical $10,000 invested in the Fund from April 1, 2023 to March 31, 2024. Please include projected daily, weekly, monthly, and annual performance data for the simulated period.

Response: The daily simulated performance is presented below. The remaining data will be provided under a separate cover.

GROWTH OF $10,000
Daily, Apr. 1, 2023 to Mar. 31, 2024
$35,000
$32,500	Simulated Ultra Ether
$30,000	Bloomberg Ethereum Index
$27,500
$25,000
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000	Jun-23	Aug-23
Apr-23			Oct-23	Dec-23	Feb-24	Apr-24
GROWTH OF $10,000
Daily, Apr. 1, 2023 to Mar. 31, 2024
$25,000
$22,500	Simulated UltraShort Ether
$20,000	Bloomberg Ethereum Index
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$2,500
$0				Dec-23
Apr-23	Jun-23	Aug-23	Oct-23		Feb-24	Apr-24

14.Comment: Please supplementally discuss whether the Fund anticipates any capacity constraints in the ether futures market that would limit the size of the Fund's exposure to ether futures and explain to us how the Fund will monitor market capacity as new participants enter the market.

Response: The Advisor does not expect that the current level of existing CME ether futures volumes and open interest would create capacity constraints for the Funds or otherwise limit the Funds' ability (or the ability of similar products) to obtain the desired exposure to CME ether futures contracts, or that the Funds' futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts.

The market for CME ether futures contracts, as measured by current volume and open interest, has increased significantly since such contracts began trading. For example, over the six months ending April 30, 2024, the average daily notional volume in the front-month CME ether futures contracts averaged $669 million and notional open interest averaged $671 million.

The Advisor believes the current level of futures volumes and open interest for ether futures indicate a market of sufficient size and liquidity and will not create capacity constraints or exposure limits for, or limit the ability of, the Funds (or similar products) to obtain, the desired exposure. For the same reasons, the Advisor does not believe the Funds' futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts. Importantly, unlike the supply of equity securities (which typically is fixed by the number of shares issued) additional futures contracts may be created whenever there is sufficient interest in such contracts. The Advisor expects the current number of registrants looking to launch similar funds is likely to have a corresponding positive impact on the ether futures market. To the extent there is demand for the shares of such funds, the purchase of fund shares should increase both open interest and contract volume.

The charts below illustrate this point. The first chart shows the growth in volume and open interest of CME ether futures contracts and that, in general, open interest has moved with contract volume. The second chart provides a similar comparison based on notional value.

FRONT-MONTH ETHER FUTURES - Average Daily Volume & Open Interest

9,000

8,000

Front-Month, Monthly, Mar. 2021-Apr. 2024

Contract Volume

Contract Open Interest

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0
Mar-21	Sep-21	Mar-22	Sep-22	Mar-23	Sep-23	Mar-24

Millions

FRONT-MONTH ETHER FUTURES - Average Daily $ Volume & Open Interest

Front-Month, Monthly, Mar. 2021-Apr. 2024

$1,200
$1,100
Notional Volume

$1,000					Notional Open Interest

$900

$800
$700
$600
$500
$400
$300
$200
$100
$0
Mar-21	Sep-21	Mar-22	Sep-22	Mar-23	Sep-23	Mar-24

The chart below shows the price of the front-month CME ether futures contract and the price of spot ether (as measured by the CF CME Ether-Dollar Reference Rate – New York Variant price). The chart shows the correlation between the returns of the respective contracts and ether over the maximum data history available. As the chart illustrates, the significant increases in contract volume illustrated above have not resulted in significant deviations between the price of the front- month futures contracts and the spot prices, which were highly correlated during the measurement period.

FRONT-MONTH ETHER FUTURES vs. SPOT ETHER - Correlation

Rolling 21-Day, Mar. 30, 2021 - Apr. 30, 2024

1.00

0.99

0.98

0.97

0.96

0.95

0.94

0.93

0.92

0.91

0.90

0.89

0.88

0.87Rolling 1-Month

0.86Overall Average = 0.9856

0.85
Mar-21	Sep-21	Mar-22	Sep-22	Mar-23	Sep-23	Mar-24

The lack of a material impact on price is further supported by an analysis of the bid-ask spreads on front-month CME ether futures contracts. If demand had a material impact on price, we would expect to see widening bid-ask spreads as demand increases. Instead, as illustrated below, spreads clustered around the mean throughout the period.

FRONT-MONTH ETHER FUTURES - Average Daily Bid-Ask Spread

Daily, Trailing 6 Months, as of May 17,2024

0.18%
0.16%
0.14%
0.12%
0.10%
0.08%
0.06%
0.04%
0.02%
0.00%
Nov-23	Dec-23	Jan-24	Feb-24	Mar-24	Apr-24	May-24

The Advisor does not believe the number of registrants looking to launch similar funds is likely to have a negative impact on the ether futures market. As the assets of the Funds and similar products grow, the Funds and such products will need to enter into additional CME ether futures contracts to achieve their desired exposures. As illustrated by the data provided above, the Advisor expects the market will meet this demand with a corresponding increase in open interest and trading volumes without a detrimental impact on the prices of such contracts.

The Advisor monitors market capacity and liquidity, as well as counterparty exposure and capacity, on a daily basis.

Finally, the Advisor does not currently anticipate that the position limits or accountability levels imposed by the CME or position limits imposed by FCM will have any material negative impact on the ability of the Fund to achieve its investment objective or meet redemption requests. The current front-month ether futures position limit is 8,000 contracts with an additional accountability level of 20,000 contracts, which equates to approximately $5.28 billion of exposure based on current contract values.

15.Comment: Please supplementally explain and disclose the impact of high margin requirements associated with ether futures contracts on the Fund's ability to obtain the targeted 2x or -2x exposure via investments in ether futures contracts.

Response: The Advisor does not expect the current margin requirements associated with ether futures contracts to impact the Funds' ability to achieve their Daily Target, except at the end of each Fund's tax quarter as discussed in response to Comments 52-61.

15.1Comment: Would margin requirements during the months of, for example, October 2021, have prevented the Fund from carrying out its strategy?

Response: The Advisor does not believe exchange margin requirements in effect for ether futures during October 2021 would have impacted the Funds' ability to achieve their Daily Target, except at the end of each Fund's tax quarter as discussed in response to Comments 52-61.

16.Comment: Please supplementally explain how the Fund's 2x or -2x investment objective will be impacted if Future Commission Merchants ("FCMs") charge higher than current prevailing margin rates. Please provide hypothetical estimates for margin levels at 5%, 10%, and 15% higher than current rates (e.g., if the current rate is 30%, the estimates should be at 35%, 40% and 45%).

Response: The Advisor does not expect margin requirements for ether futures at their current level or at levels of 30%, 35%, 40%, or 45% to impact the Funds' ability to achieve their Daily Target, except at the end of each Fund's tax quarter as discussed in response to Comment 52-61.

17.Comment: Please supplementally explain how increases in margin rates for ether futures contracts will impact the tracking error for the Fund.

Response: The Advisor does not expect increased margin requirements for ether futures to significantly impact the tracking errors of the Funds, except at the end of each Fund's tax quarter as discussed in response to Comment 52-61.

18.Comment: Please supplementally confirm whether the Fund has lined up an FCM and who that FCM is.

Response: The Trust confirms that the Funds, through their subsidiaries, have multiple available FCMs, the names of which will be provided under a separate cover.

19.Comment: Please supplementally discuss how the Fund anticipates classifying the liquidity of ether futures investments and the rationale for such classification. See rule 22e-4(b)(1)(ii).

Response: The front-month, cash-settled ether futures contracts in which the Funds invest are expected to be classified as "highly liquid." Under current market conditions and at the level at which the Funds are expected to invest, the Funds expect that positions in significant size would be convertible to cash in three business days or less without the conversion to cash significantly changing the market value of such contracts.

20.Comment: Please supplementally discuss the Fund's plans for liquidity management, including during both normal and reasonably foreseeable stressed conditions.

Response: As required by each Fund's Liquidity Risk Management Program, the Funds' liquidity program administrator will evaluate the liquidity of the Funds' investments under both normal and reasonably foreseeably stressed conditions. In doing so, the Liquidity Risk Manager will take into consideration factors such as (i) short-term and long-term cash flow projections, (ii) the Funds' money market instrument holdings, (iii) the Funds' concentration in certain investments, (iv) the Funds' access to borrowing and use of reverse repurchase agreements, (v) the size of the Funds' holdings and anticipated creations and redemptions, (vi) the capacity of counterparties to engage in such transactions, (vii) the relationship between the Funds' portfolio liquidity and the spread at which it is anticipated to trade, and (viii) the effect of the cash redemption basket on the overall liquidity of the Funds' portfolio.

Currently, the Advisor does not anticipate that the liquidity of the Funds' investments will have any material negative impact on the ability of the Funds to achieve their investment objectives or meet any redemptions.

21.Comment: Please disclose the impact of exceeding certain thresholds, such as FCM-imposed capacity limits or the CME's position limits for a given contract, and whether these circumstances (or others) may cause the Fund to reduce its leverage to less than 2x or -2x, as applicable.

Response: The Trust confirms the requested disclosures are included in the summary section of the Prospectus for each Fund in the principal investment risk entitled "Ether Futures Capacity Risk" which states:

If the Fund's ability to obtain exposure to ether futures contracts consistent with its investment objective is disrupted for any reason including, for example, limited liquidity in the ether futures market, a disruption to the ether futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund's futures commission merchants ("FCMs"), the listing exchanges or the CFTC, the Fund may not be able to achieve its investment objective and may experience significant losses.

In such circumstances, the Advisor intends to take such action as it believes appropriate and in the best interest of the Fund. Any disruption in the Fund's ability to obtain leveraged exposure to ether futures contracts will cause the Fund's performance to deviate from the ~~performance of ether and ether futures~~ Daily Target.

Additionally, as noted above, the ability of the Fund to obtain [inverse] leveraged exposure to ether futures contracts is limited by certain tax rules that limit the amount the Fund can invest in its wholly-owned subsidiary as of the end of each tax quarter. As a result, the Fund will not be able to obtain [inverse] leveraged exposure consistent with its Daily Target and will not meet its investment objective on the last business day of each tax quarter (e.g., July 31, 2024, October 31, 2024, January 31, 2025, and April 30, 2025). Exceeding this amount ~~may~~ on such dates would have tax consequences, see the section entitled "Tax Risk" in the Fund's Prospectus for more information.

22.Comment: Please supplementally provide an outline of the Fund's plans for complying with rule 18f-4 under the Act, including a preliminary overview of the key elements of the derivatives risk management program.

Response: Each Fund intends to comply with Rule 18f-4 at the time the Fund is launched. Each Fund has adopted and is implementing a written derivatives risk management program, which includes policies and procedures reasonably designed to manage the Funds' derivatives risks as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Funds' Board as the derivatives risk manager. The program will identify and provide an assessment of each Fund's derivatives usage and risks as they pertain to both ether futures contracts and reverse repurchase agreements. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on each Fund's futures exposure; (2) monitoring and assessment of each Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of each Fund's counterparties and FCMs; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, backtesting, internal reporting and escalation, and periodic review in compliance with Rule 18f-4.

Each Fund anticipates that it will use and comply with a relative VaR test and anticipates using its index as its designated index for purposes of 18f-4 compliance.

23.Comment: Please supplementally confirm that the Fund will use a relative VaR test to comply with rule 18f-4 given the Fund's expected leverage.

Response: The Trust so confirms.

24.Comment: Please supplementally identify the Fund's designated index under rule 18f-4.

Response: The Trust confirms that each Fund will use the benchmark identified in its investment objective as the designated index for purposes of compliance with Rule 18f-4.

24.1Comment: Please confirm that the designated index is unleveraged given that the Fund's portfolio consists of derivatives that include economic leverage.

Response: The Trust so confirms.

25.Comment: Please supplementally provide VaR calculations as required under rule 18f-4 under the Act for the simulated portfolio for each day in the months of January 1, 2024 to April 30, 2024.

Response: The requested calculations will be provided under a separate cover.

25.1Comment: Also, include the same calculation for the index the Fund tracks.

Response: The requested calculations will be provided under a separate cover.

26.Comment: Please supplementally provide information about the Fund's discussions with potential authorized participants ("APs") or market makers, including:

26.1Comment: Please explain the ability of APs and market makers to arbitrage the Fund's holdings in a manner that is expected to keep the Fund's market price in line with its NAV.

Response: The Advisor expects that APs and market makers will be able to engage in efficient arbitrage activity in a manner that is expected to keep each Fund's market price in line with its NAV. Ether futures markets are liquid with readily available intra-day pricing, as are markets for spot ether. The liquidity of underlying assets and the availability of intra-day pricing information have long been recognized as key drivers of efficient ETF arbitrage. Creation and redemption of the Funds and ether-based futures contracts will operate in essentially the same manner as the creation and redemption mechanism for other ETFs including the ProShares Ether Strategy ETF and ProShares Short Ether Strategy ETF, which have traded in line with their NAVs since inception. From the inception of these Funds through May 22, 2024, the average end of day premium/discount was 7 basis points in ProShares Ether Strategy ETF and was 10 basis points in ProShares Short Ether Strategy ETF. The Trust expects the arbitrage mechanism for leveraged ether Funds will operate in essentially the same manner. APs and market makers are expected to have access to other investments that could be used to help hedge their positions in the Funds and their positions in ether futures contracts, including ETFs that provide exposure to ether futures, bitcoin, or bitcoin futures.

26.2Comment: Please explain what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody "physical" ether.

Response: Based on discussions with APs and market makers, the Advisor understands that the primary instrument used by such firms to hedge Fund exposure will be CME ether futures contracts and potentially CME bitcoin futures contracts. The Advisor understands the consensus among these firms is that these contracts are readily tradeable and that there is sufficient liquidity to support the Funds and act as an appropriate hedge. Intra-day pricing information for these contracts is readily available. These contracts trade nearly 24 hours a day with price limit protections and velocity pauses to help ensure an orderly market and price discovery. The Advisor further understands that the liquidity and protections offered by a CME-listed instrument are additional reasons why the CME futures contracts are likely to be the primary hedging instrument for APs and market makers.

The Advisor understands that secondary hedging instruments will likely include U.S. listed spot ether ETFs (if and when such ETFs are available), pooled investment vehicles (such as the Grayscale Ethereum Trust), and Canadian ETFs that offer exposure to spot ether. In addition, several APs and market makers are active participants in the spot ether markets. Many of these firms, or related entities, have traded spot ether alongside CME ether futures since the launch of CME ether futures in February 2021. This potential arbitrage between CME ether futures and spot ether is a key component of the broader ether markets and the market for ether futures ETFs.

While some broker dealers may not be able to hold spot ether, the Advisor expects that certain APs and market makers will be able to hold all of the instruments mentioned above. The Advisor does not expect that there will be any impact from the inability of broker dealers to custody "physical" ether.

26.3Comment: Please explain if there are any unique considerations/rules from the exchange on which the Fund plans to list that will impact the Fund's ability to pursue its investment strategy; interact with APs; or otherwise impact the Fund's operations.

Response: The Advisor does not believe exchange rules would limit a Fund's ability to execute its strategy, limit its ability to interact with APs or otherwise impact Fund operations.

27.Comment: If the Fund will seek to track an index, please describe in the Prospectus the index and index methodology, including:

27.1.Component selection criteria, explaining how index components are included/excluded;

27.2.Index weighting methodology, explaining how components of an index are weighted (e.g., free float-adjusted, capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, among others);

27.3.Name of the Index and Index Provider;

27.4.Rebalance and reconstitution process, including frequency thereof, explaining how and when the index changes; and

27.5.Number of index components (a range is acceptable).

Response: The Trust confirms that the name of the index is disclosed for each Fund in response to Item 2 of Form N-1A ("Item 2") and disclosure is included in response to Item 4 that describes the component selection criteria (i.e., identifies the criteria used to select digital asset trading platforms), the name of the index provider, the rebalance and reconstitution process (i.e., that digital asset trading platforms are reevaluated quarterly). The Trust respectfully declines to include the Index weighting methodology or the number of components as these factors are not applicable to the Funds' index.

28.Comment: If the Fund seeks to track the price of ether, please supplementally explain how the Fund will determine the price of ether for purposes of its daily investment objective and revise the disclosure accordingly.

Response: Each Fund seeks to provide daily investment results, before fees and expenses that correspond to two times the inverse of the daily performance of an index, the Bloomberg Ethereum Index. As disclosed in the Amendment, the Index is designed to measure the performance of a single ether traded in USD and seeks to provide a proxy for the ether market.

29.Comment: Disclose that the subsidiary used by the Fund (the "Subsidiary") includes entities that engage in investment activities in securities or other assets, and which are wholly owned by the Fund.

Response: The Trust confirms that the requested disclosures are included in the Funds' SAI in the section entitled "Investment in a Subsidiary" which states:

The Funds (each, a "Parent Fund", collectively the "Parent Funds") may achieve commodity exposure through investment in a wholly-owned subsidiary of the Parent Fund (a "Subsidiary") organized under the laws of the Cayman Islands....

The Subsidiary may invest in derivatives, including futures, forwards, option and swap contracts, notes and other investments intended to serve as margin or collateral or otherwise support the Subsidiary's derivatives positions.

30.Comment: Disclose that the Fund complies with the provisions of the Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Trust confirms that such disclosures can be found in response to Item 9 in the section entitled "Subsidiary Investment Risk" which states:

Each Fund complies with the provisions of the 1940 Act governing investment policies, capital structure, and leverage on an aggregate basis with ~~the~~ its subsidiary.

31.Comment: Disclose that the Fund complies with the provisions of the Act governing capital (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18.

Response: The Trust confirms that such disclosures can be found in the "Subsidiary Investment Risk" included in response to Item 9 as noted in response to Comment 30.

32.Comment: Disclose that any investment advisor to the Subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment advisor to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the Subsidiary and its investment advisor is a material contract that should be included as an exhibit to the registration statement. If the same person is the advisor to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

Response: The Trust has revised the Amendment as requested. The section entitled "Investment in a Subsidiary" in the SAI has been revised to state:

Each Fund complies with the provisions of the 1940 Act governing investment policies, capital structure, and leverage on an aggregate basis with its Subsidiary. In addition, each Subsidiary complies with the provision of the 1940 Act relating to investment advisory contracts as an investment advisor to the Fund under

2(a)(20) of the 1940 Act. Finally, each Subsidiary complies with the provisions of the 1940 Act related to affiliated transactions and custody.

The Trust confirms that the Fund will include the investment advisory agreement between the subsidiary and its advisor as a material contract in its registration statement.

33.Comment: Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: The Trust has revised the Amendment as requested as noted in response to Comment 32. JPMorgan Chase Bank, N.A., each Fund's custodian, will serve as custodian to its subsidiary.

34.Comment: Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Trust confirms that the principal investment strategies and principal risks of the Subsidiary and the Funds are disclosed as part of the principal investment strategies and principal risks of the Funds.

35.Comment: Please supplementally confirm that:

35.1.The financial statements of the Subsidiary will be consolidated with those of the Fund (if not, please explain why not);

35.2.the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder;

35.3.the Subsidiary and its board of directors will designate an agent for service of process in the United States; and

35.4.the Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

Response: The Trust so confirms.

36.Comment: Please provide disclosure that describes the unique features of the Fund on the Cover Page or prior to Item 2 in the summary section of the Prospectus for each Fund, including:

36.1.Identifying the index (as applicable), multiplier and period (and that returns are not expected to last for a longer period);

36.2.Clarifying how the period is measured (e.g., from one NAV calculation to the next NAV calculation);

36.3.Explaining that over longer periods results may differ in amount and even direction from the stated multiple; and

36.4Explaining that the Fund presents different risks from other funds; has greater risks than funds that do not use leverage; may only be suitable for knowledgeable investors who understand how the fund operates; the Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios; and an investor in the Fund could potentially lose the full principal value of their investment within a single day.

Response: The Trust respectfully declines to make the requested changes on the Cover Page or prior to the disclosures provided in response to Item 2 in the summary section of the Prospectus for each Fund. With certain exceptions, as discussed in more detail below, the requested disclosures are included in the section entitled "Important Information About the Fund" that immediately follows the disclosures provided in response to Item 2. The Trust believes providing the Investment Objective first enhances the readability of the Prospectus by providing appropriate context for the information included in the "Important Information About the Fund" section.

36.1.The requested disclosure is included in response to Item 2 or in the first paragraph of the "Important Information About the Fund" section. The disclosures included in response to Item 2 identifies the index as the "Bloomberg Ethereum Index". The first paragraph of the "Important Information About the Fund" section for the ProShares Ultra Ether ETF states:

If the Fund is successful in meeting its investment objective, it should gain approximately two times as much as the Index when the Index rises on a given day. Conversely, it should lose approximately two times as much as the Index when the Index falls on a given day. The Fund does not seek to achieve two times (2x) the daily performance of the Index (the "Daily Target") for any period other than a day.

The first paragraph of the "Important Information About the Fund" section for the ProShares UltraShort Ether ETF states:

If the Fund is successful in meeting its investment objective, it should gain approximately two times as much as the Index loses when the Index falls on a given day. Conversely, it should lose approximately two times as much as the Index gains when the Index rises on a given day. The Fund does not seek to achieve two times the inverse (-2x) of the daily performance of the Index (the "Daily Target") for any period other than a day.

36.2.The Trust respectfully declines to include the requested disclosure in response to Item 2 or in the "Important Information about the Fund" section. The requested disclosure is included in response to Item 4. The principal investment strategies described in the summary section of the Prospectus for each Fund states:

ProShare Advisors uses a mathematical approach to investing in which it determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce daily returns consistent with the Daily Target. For these purposes a day is measured from the time of one net asset value ("NAV") calculation to the next.

In addition, the Trust notes that the requested disclosure is also included in response to Item 9 in the section entitled "Investment Objectives" which states:

The Funds do not seek to achieve their stated investment objectives over a period of time greater than a single day. A "single day" is measured from the time a Fund

Estimated Fund Returns

Index Performance		One Year Volatility Rate				
One Year Index	Two Times (2x) of the One Year Index	10%	25%	50%	75%	100%
-90%	-180%	-99.0%	-99.1%	-99.2%	-99.4%	-99.6%
-80%	-160%	-96.0%	-96.2%	-96.9%	-97.7%	-98.5%
-70%	-140%	-91.1%	-91.5%	-93.0%	-94.9%	-96.7%
-60%	-120%	-84.2%	-85.0%	-87.5%	-90.9%	-94.1%
-50%	-100%	-75.2%	-76.5%	-80.5%	-85.8%	-90.8%
-40%	-80%	-64.4%	-66.2%	-72.0%	-79.5%	-86.8%
-30%	-60%	-51.5%	-54.0%	-61.8%	-72.1%	-82.0%
-20%	-40%	-36.6%	-39.9%	-50.2%	-63.5%	-76.5%
-10%	-20%	-19.8%	-23.9%	-36.9%	-53.8%	-70.2%
0%	0%	-1.0%	-6.1%	-22.1%	-43.0%	-63.2%
10%	20%	19.8%	13.7%	-5.8%	-31.1%	-55.5%
20%	40%	42.6%	35.3%	12.1%	-18.0%	-47.0%
30%	60%	67.3%	58.8%	31.6%	-3.7%	-37.8%
40%	80%	94.0%	84.1%	52.6%	11.7%	-27.9%
50%	100%	122.8%	111.4%	75.2%	28.2%	-17.2%
60%	120%	153.5%	140.5%	99.4%	45.9%	-5.8%
70%	140%	186.1%	171.5%	125.1%	64.7%	6.3%
80%	160%	220.8%	204.4%	152.3%	84.6%	19.2%
90%	180%	257.4%	239.1%	181.1%	105.7%	32.8%
100%	200%	296.0%	275.8%	211.5%	127.9%	47.2%

calculates its net asset value ("NAV") to the time of the Fund's next NAV calculation.

36.3.The Trust respectfully declines to include the requested disclosure in the "Important Information about the Fund" section, as the disclosure is included in the summary section of the Prospectus in the principal risk entitled "Holding Period Risk." The risk states:

Holding Period Risk — The performance of the Fund for periods longer than a single day will likely differ from the Daily Target. This difference may be significant. If you are considering holding fund shares for longer than a day, it's important that you understand the impact of Index returns and Index volatility (how much the value of the Index moves up and down from day-to- day) on your holding period return. Index volatility has a negative impact on Fund returns. During periods of higher Index volatility, the Index volatility may affect the Fund's returns as much as or more than the return of the Index.

In addition, for each Fund, this risk includes a table illustrating that returns over a hypothetical longer period may differ in direction from the Daily Target. As the introduction to the table explains:

As the table shows, your return will tend to be worse than the Daily Target when there are smaller Index gains or losses and higher Index volatility. Your return will tend to be better than the Daily Target when there are larger Index gains or losses and lower Index volatility. You may lose money when the Index return is flat (i.e., close to zero) and you may lose money when the Index [rises/falls].

The chart provides investors with a clear and understandable illustration of when they might expect longer-term returns that differ in direction from the Daily Target. For example, if over the course of one year index returns are 10% while volatility is 50%, the chart indicates that returns for the Ultra Ether ETF, as an example, may be expected to be approximately -5.8%.

The Trust believes this risk disclosure as revised explains the risk to investors using clear, concise and understandable language as requested by the Staff in the ADI 2019-08 – Improving Principal Risks Disclosure (the "ADI 2019-08") and as required by Rule 421 under the Securities Act of 1933 ("Rule 421"). Specifically, the Trust believes that the statement that "you may lose money when the Index [rises/falls]" is a more clear and direct explanation of the risk than "returns...may differ in direction from the daily target."

To further highlight this issue, similar disclosure included in response to Item 9 in the section entitled "Investment Objectives" states:

For periods longer than a day, you will lose money if the Index's performance is flat. It is possible that you will lose money invested in a Short Fund even if the value of the Index falls during that period or money invested in an Ultra Fund even if the value of the Index rises during that period. Returns may move in the opposite direction of the Index during periods of higher Index volatility, low Index returns, or both. In addition, during periods of higher Index volatility, the Index volatility may affect your return as much or more than the return of the Index.

36.4.The Trust respectfully declines to include this disclosure in the "Important Information about the Fund" section. With respect to disclosure that the fund presents different risks than other types of funds and that investors may lose the full value of their investments within a single day, the Trust notes that the summary section for each Fund includes substantially similar disclosure in the principal risk entitled "Leverage Risk" as excerpted below:

Leverage Risk — The Fund uses leverage and will lose more money when the value of the Index [falls/rises] than a similar fund that does not use leverage. The use of leverage increases the risk of a total loss of your investment. If the Index approaches a 50% [loss/gain] at any point in the day, you could lose your entire investment. As a result, an investment in the Fund may not be suitable for all investors. The use of leverage increases the volatility of your returns. The cost of obtaining this leverage will lower your returns.

In addition, the section entitled "Investment Objectives" included in response to Item 9 provides similar disclosure:

Investment in a Fund involves risks that are different from and additional to the risks of investments in other types of funds. An investor in a Fund could potentially lose the full value of their investment within a single day.

With respect to disclosure that the fund "may only be suitable for knowledgeable investors who understand how the fund operates", the Trust believes this formulation is overly technical. The Trust believes that more concise and direct language excerpted above in response to sub-paragraph 3 (e.g., "it is important for you to understand") when paired with an explanation of the impact of long-term investing better conveys to investors the risks of investing in the Funds and the importance of understanding the consequences of long-term investing.

In addition, the Trust believes the statement "the Fund may only be suitable for knowledgeable investors who understand how the fund operates" is overly technical in nature, is true of every investment company, and may not be readily understood by investors. Whether an investment is "suitable" is a determination a broker-dealer is required to make in connection with recommending a security to a retail customer pursuant to FINRA Rule 2111. This legal requirement may not be readily understood by investors. Moreover, the suitability requirement applies only to broker- dealers making a recommendation to a retail customer. The Trust is not making a recommendation to investors, but rather offering a public security, nor is it required or able to make suitability determinations. There is no requirement under Form N-1A that registrants assess and disclose the potential suitability of their funds to investors or otherwise disclose that a fund "may only be suitable for knowledgeable investors who understand how the fund operates." The Trust notes that such disclosure is potentially applicable to every investment company but is not found in the registration statements for the vast majority of other registered investment companies. As a result, the Trust is concerned that the inclusion of such a broad statement may be misconstrued as being a feature unique to the Trust or a limit on an investor's ability to buy Fund shares.

For the reasons discussed above, and in light of the existing ample disclosures describing the risks of an investment in the Funds, the Trust does not believe the requested statement on suitability is likely to be useful to most investors and is potentially confusing. The Trust therefore would prefer not to include such a statement.

Nevertheless, the Trust has previously agreed to include in the registration statements for other similar funds a statement that "[a]s a result [of the Fund's leveraged or inverse exposure], an investment in the Fund may not be suitable for all investors" and has included a similar statement here as noted above. The Trust believes including the statement in the Leverage Risk section provides appropriate context for the statement and minimizes the chance of investor confusion.

With respect to disclosure that "the Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios", the Trust respectfully declines to include this disclosure as it is both inaccurate and misleading for the reasons previously discussed with the Staff.

The investment objective of the Funds is to seek daily investment results that correspond to a multiple (or an inverse multiple) of the return of an index for a single day, like other leveraged and inverse funds offered by the Advisor ("Geared Funds"). A fund's investment objective (daily or otherwise) simply describes the investment goal of the Fund. It is not intended to prescribe all the ways an investor can (or should) use a fund, including an investor's decisions about their preferred holding period or preferred monitoring strategy.

The SEC and FINRA have historically recognized that investors may use Geared Funds for longer periods as part of hedging and other strategies.1 This perspective is supported by substantial academic literature that has definitively and repeatedly demonstrated that Geared Funds can usefully be incorporated into longer-term investment strategies, including strategies that do not

1See Updated Investor Bulletin: Leveraged and Inverse ETFs ,  U.S. Securities and Exchange Commission (2023) ("there may be trading and hedging strategies that justify holding these investments longer than a day" ); The Lowdown on Leveraged and Inverse Exchange-Traded Products ,  FINRA (2022) (geared ETPs "can be held for periods that don't align with the stated objectives" and "there may be trading and hedging strategies that justify holding leveraged and inverse ETPs longer than a day, investors with an intermediate or long-term time horizon should carefully consider whether these products are appropriate for their portfolio."

require active monitoring and rebalancing.2 It is also supported by the experience of the many investors who have used these products over the last 25 years3 and by the actual performance of Geared Funds over longer time periods.4

Notwithstanding the substantial evidence referenced above and previously shared with the Staff, the Advisor has observed recent statements (including the Staff's comment) that conflate the daily investment objective with a limitation on how investors should use Geared Funds.

This is simply not accurate and stating otherwise would be both false and misleading. The Geared Funds are neither "designed" nor "intended" for a specific investor or a specific holding period; nor are they only appropriate when accompanied by a specific and mandated monitoring regime. They are designed to provide investors with daily leveraged or inverse exposure to an index. The Funds' daily investment objective, as discussed herein, describes the Funds' daily target exposure - not the Funds' intended use.

Each Fund's Prospectus encourages investors to monitor their investments in a manner that is consistent with their risk tolerance and investment goals. The principal risk entitled "Holding Period Risk" states in bold:

2See e.g.,Donald R. Chambers and Stephen M. Horan, Levered and Inverse Exchange-Traded Products: Evidence from Simulations, Journal of Alternative Investments (2023); Michael Gayed & Charles Bilello, A Systematic Approach to Managing Risk and Magnifying Returns in Stocks, 2016 Charles Dow Award (2016, updated through 2020); Corey Hoffstein, Levered ETFs for the Long Run? Think New Found (2018); William J. Trainor Jr. et al., A Portfolio of Leveraged Exchange Traded Funds (2018); C. Thomas Howard, et al., Should Leveraged ETFs Be Held for Long Horizons? Advisor Perspectives (2015); Anthony Loviscek, et al., Do Leveraged Exchange-Traded Products Deliver Their Stated Multiples? Journal of Banking & Finance (2014); Jason S. Scott & John G. Watson, The Floor-Leveraged Rule for Retirement, Financial Analysts Journal (2013); Ian Ayres & Barry Nalebuff, Diversification Across Time, Journal of Portfolio Management (2013); William J. Trainor Jr. & Mark G. Carroll, Forecasting Holding Periods for Leveraged ETFs Using Decay Thresholds, Theory and Applications, Journal of Financial Studies & Research (2012); William Trainor, Solving The Leveraged ETF Compounding Problem, Journal of Index Investing (2011); Joanne Hill & Solomon Teller, Rebalancing Leveraged and Inverse Funds, ETFs and Indexing (2009); and George Foster & Joanne Hill, Understanding Returns of Leveraged and Inverse Funds, Journal of Indexes (2009).

3See e.g., Comment of Nicholas Molder ,  FINRA Regulatory Notice 22-08 (2022) ("My investment plan is focused on long term gains and uses leveraged funds to do that. I follow a systematic investment program that uses safety switches and signals to reduce exposure to leveraged funds while also maximizing the benefit leveraged funds provide in the long term."); Comment of Waichoi Shek ,  FINRA Regulatory Notice 22-08 (2022) ("I run a systematic quarterly rebalancing plan that is powered by leveraged ETFs. I know what I am doing. The proper use of these leveraged products is a key part of my financial plan... They improve my performance over the long term. I am not engaged in reckless trading, I understand the effect of daily magnification of an index[']s price movement, and I use this magnification to my advantage."); Comment of Frendy Glasser ,  File No. S7-24-15 (2020) ("I have used leveraged ETFs to enhance my returns in my portfolio for 7 years now. I use a rebalancing approach to maintain 3-5% exposure in TQQQ and SPXL and this has been a very effective way to improve my overall performance."); Comment of Dean Onley ,  File No. S7-24-15 (2020) ("These products provide exceptional benefits in trending markets (i.e. under "normal" market conditions) – and to obtain the benefits, an investor needs to hold them for the duration of the trend....

As an individual (ordinary?) investor, I have been trading Leveraged & Inverse Exchange-Traded Products for more than 10 years."). See more generally thousands of similar retail investor comments submitted to the SEC and FINRA. See also, Comments on FINRA Regulatory Notice 22-08 (2022); and Comments on Use of Derivatives by Registered Investment Companies and Business Development Companies ,  File No. S7-24-15 (2016-2020).

4For example, for the 10-year period ended May 31, 2023, the top 3 performing mutual funds/ETFs, 6 of the top 10 performing mutual funds/ETFs and 11 of the top 20 performing mutual funds/ETFs were Geared Funds (based on Morningstar Direct data). These results, of course, would be different over different time periods and market cycles, and for funds with different exposures (e.g., inverse v. long exposure).

[Y]ou should consider monitoring your investments in the Fund in light of your individual investment goals and risk tolerance.

In addition, the section entitled "Understanding the Risks and Long-Term Performance of a Daily Objective Fund" provides similar disclosure:

Investors should consider actively monitoring and/or periodically rebalancing their portfolios (which will possibly trigger transaction costs and tax consequences) in light of their investment goals and risk tolerance.

The Trust believes these statements adequately and appropriately urge investors to monitor and rebalance their portfolios in a manner that is consistent with their investment goals and risk tolerance without prescribing a mandated method or approach.

37.Comment: Please disclose in more detail the risks associated with ether futures capacity risk. In particular, disclose that the Fund may not be able to achieve its investment objective and may experience significant losses if the Fund's ability to obtain exposure to ether futures contracts is disrupted for any reason including, among other things, limited liquidity in the ether futures market, a disruption to the ether futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund's futures commission merchants, the listing exchanges, or the CFTC. In your response, please address what action the advisor will take in such circumstances, and the impact of any disruption in the Fund's ability to obtain leveraged exposure to ether or ether futures contracts.

Response: The Trust confirms that the requested disclosures are included in each Fund's Summary Prospectus in the principal investment risk entitled "Ether Futures Capacity Risk" which states:

If the Fund's ability to obtain exposure to ether futures contracts consistent with its investment objective is disrupted for any reason including, for example, limited liquidity in the ether futures market, a disruption to the ether futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund's futures commission merchants ("FCMs"), the listing exchanges or the CFTC, the Fund may not be able to achieve its investment objective and may experience significant losses.

In such circumstances, the Advisor intends to take such action as it believes appropriate and in the best interest of the Fund. Any disruption in the Fund's ability to obtain leveraged exposure to ether futures contracts will cause the Fund's performance to deviate from the ~~performance of ether and ether futures~~ Daily Target.

Additionally, as noted above, the ability of the Fund to obtain leveraged exposure to ether futures contracts is limited by certain tax rules that limit the amount the Fund can invest in its wholly-owned subsidiary as of the end of each tax quarter. As a result, the Fund will not be able to obtain [inverse] leveraged exposure and will not meet its investment objective on the last business day of each tax quarter (e.g., July 31, 2024, October 31, 2024, January 31, 2025, and April 30, 2025). Exceeding this amount ~~may~~ on such dates would have tax consequences, see the section entitled "Tax Risk" in the Fund's Prospectus for more information.

38.Comment: Please disclose whether the ability of the Fund to obtain leveraged exposure to ether or ether futures contracts is limited by certain tax rules that limit the amount the Fund can invest in its wholly owned Subsidiary as of the end of each tax quarter, and the impact of exceeding that amount.

Response: The Trust has revised the principal investment risk entitled "Ether Futures Capacity Risk" as noted in response to Comment 37 to provide additional details regarding the ability of the Funds to achieve their Daily Target at the end of each tax quarter.

39.Comment: Given the potential volatility of the Fund's underlying investments/strategy, please disclose as a principal risk that the Fund's strategy may result in significant losses.

Response: The Trust confirms that the requested disclosures are included in the summary section of the Prospectus for each Fund in the principal investment risk entitled "Ether Market Volatility Risk" which states:

The prices of ether have historically been highly volatile. The value of the Fund's [inverse] leveraged exposure to ether – and therefore the value of an investment in the Fund – could decline significantly and without warning, including to zero. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund you should not invest in the Fund.

Trading prices of ether and other digital assets have experienced significant volatility in recent periods and may continue to do so. For instance, there were steep increases in the value of certain digital assets, including ether over the course of 2021, and multiple market observers asserted that digital assets were experiencing a "bubble." These increases were followed by steep drawdowns throughout 2022 in digital asset trading prices, including for ether. These episodes of rapid price appreciation followed by steep drawdowns have occurred multiple times throughout ether's history, including in 2017-2018 and 2021-2022. ~~Over the course of 2023~~During 2023 and 2024, ether prices have continued to exhibit extreme volatility. Such volatility may persist.

40.Comment: Please disclose the risks associated with concentrating more than 25% of the Fund's total assets in investments that provide exposure to ether.

Response: The Trust confirms that the requested disclosures are included in the summary section of the Prospectus for each Fund in the principal investment risk entitled "Concentration Risk" which states:

The Fund has ~~a~~ significant exposure to ether. As a result, the Fund may be subject to greater market fluctuations than a fund that is more broadly invested across industries.

41.Comment: Please disclose the risk of volatile trading prices by noting that ether has been prone to rapid price declines, including significant declines occurring in a single day, throughout its history, and give examples.

Response: The Trust confirms that the requested disclosures are included in the summary section of the Prospectus for each Fund in the principal investment risk entitled "Ether Market Volatility Risk" as noted in response to Comment 39.

42.Comment: Please disclose that differences in the prices between ether and ether futures contracts will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in ether, including larger losses or smaller gains.

Response: The Trust has revised the risk entitled "Ether Futures Risk" as requested as noted in response to Comment 10.

43.Comment: Please disclose the risks associated with index reconstitution, as applicable, including the impact such reconstitution may have on the Fund's ability to meet its investment objective.

Response: The Trust respectfully declines to make the requested change. The Advisor has not identified a material risk associated with index reconstitution and does not believe such a risk would be applicable to these Funds and their index.

44.Comment: Please disclose as a risk that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Trust confirms that the requested disclosures are generally included in the summary section of the Prospectus for each Fund in the principal investment risk entitled "Cash Purchases and Redemption Risk" which states:

The Fund expects to effect all of its creations and redemptions in cash rather than in-kind. Cash purchases and redemptions may increase transaction costs. The relatively high costs associated with obtaining [inverse] leveraged exposure to ether futures contracts, particularly near contract expiration, may have a significant adverse impact on the performance of the Fund. Additionally, cash purchases and redemptions may cause the Fund to recognize a gain or loss.

A discussion of transaction fees paid by authorized participants is included in the Funds' SAI in the section entitled "Purchase and Redemption of Shares" which explains that "[c]reation units are sold at their NAV...plus a Transaction Fee" to "compensate the Trust for the transfer and other transaction costs of a Fund associated with the issuance and redemption of Creation Units ~~of Shares~~."

45.Comment: Please disclose the risks related to the fragmentation and lack of regulatory compliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.

Response: The Trust confirms that the requested disclosures are generally included in each Fund's Prospectus in response to Item 9 in a section entitled "Ether and Ether Futures Risk – Largely unregulated marketplace" but have been revised to fully address the Staff's comment (and Comment 76) as follows:

Largely unregulated marketplace – Ether, the Ethereum Network and digital asset trading venues are relatively new and, in most cases, largely unregulated and may be operating out of compliance with applicable regulations. As a result of this lack of regulation, individuals, or groups may engage in insider trading, fraud or market manipulation with respect to ether. Such manipulation could cause investors in ether to lose money, possibly the entire value of their investments. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. The nature of the assets held at digital asset trading venues make them appealing targets for hackers and a number of digital asset trading venues have been victims of cybercrimes and other fraudulent activity. These activities have caused significant, in some cases total, losses for ether investors. Investors in ether may have little or no recourse should such theft, fraud or manipulation occur. There is no central registry showing which individuals or entities own ether or the quantity of ether that is owned by any particular person or entity. There are no regulations in place that would prevent a large holder of ether or a group of holders from selling their ether (which could depress the price of ether) or otherwise attempting to manipulate the price of ether or the Ethereum Network. Events that reduce user confidence in ether, the Ethereum Network, and the fairness of digital asset trading venues could have a negative impact on a Fund.

The trading of ether is fragmented across numerous trading venues. The fragmentation of the volume of ether transactions across multiple trading venues can lead to a higher volatility than would be expected if volume was concentrated in a single trading venue. Market fragmentation and volatility increases the likelihood of price differences across different trading venues.

46.Please disclose risks related to new or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments. Disclose that any future regulatory changes may have a materially adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response: The Trust confirms that the requested disclosures are included in each Fund's Prospectus in response to Item 9 in a section entitled "Ether and Ether Futures Risk – The regulatory environment relating to ether and ether futures" which states:

The regulation of ether, digital assets, digital asset trading venues, and related products and services continues to evolve. The inconsistent and sometimes conflicting regulatory landscape may make it more difficult for ether businesses to provide services, which may impede the growth of the ether economy and have an adverse effect on adoption of ether. In addition, certain ether businesses may be operating out of compliance with regulations. Future regulatory changes or enforcement actions by regulatory authorities may alter, perhaps to a material extent, the ability to buy and sell ether and ether futures. Similarly, future regulatory changes or enforcement actions could impact the ability of a Fund to achieve its investment objective or alter the nature of an investment in the Fund or the ability of the Fund to continue to operate, as planned. For example, if ether were determined or were expected to be determined to be a security under the federal securities laws, it is possible certain ether trading venues would no longer facilitate trading in ether. As a result, trading in ether futures may be completely halted or otherwise disrupted, or become significantly more volatile, ether futures may become illiquid and/or lose significant value, and a Fund may have difficulty unwinding or closing out its ether futures contracts. In that event, the value of an investment in a Fund could decline significantly and without warning, including to zero. There is no guarantee that security futures on ether would begin trading on any particular timeframe or at all or that a Fund would be able to invest in such instruments. The determination that ether is a security and the related impacts on ether futures contracts may result in extraordinary expenses for a Fund.

47.Comment: Please disclose that ether and ether futures contracts are relatively new investments, present unique and substantial risks, and historically have been subject to significant price volatility. Also, disclose that the value of ether has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

Response: The Trust confirms that the requested disclosures are generally included in the summary section of the Prospectus for each Fund in the principal investment risk entitled "Ether Risk" which states:

Ether is a relatively new innovation and is subject to unique and substantial risks. The market for ether is subject to rapid price swings, changes and uncertainty. A significant portion of the demand for ether may be the result of speculation. Such speculation regarding the potential future appreciation of the price of ether may artificially inflate or deflate the price of ether and increase volatility.

Disclosures that "trading and investing in crypto assets generally may not be based on fundamental analysis" are provided in response to Item 9 in a section entitled "Ether and Ether Futures Risk – The regulatory environment relating to ether and ether futures" which states:

Trading and investing in assets linked to ether are generally not based ~~in~~ on fundamental investment analysis.

48.Comment: Please disclose that individuals or organizations holding a large amount of ether (also known as "whales") may have the ability to manipulate the price of ether.

Response: The Trust has revised the principal investment risk entitled "Ether Risk" in the summary section of the Prospectus for each Fund as follows:

A significant portion of ether is held by a small number of holders sometimes referred to as "whales". Transactions by these holders may influence the price of ether and these holders may have the ability to manipulate the price of ether.

49.Comment: Under the chart for "Estimated Fund Returns" please state that performance shown in the chart assumes: (a) no Fund expenses; and (b) borrowing/lending rates (to obtain leveraged exposure) of zero percent. Also, state that if Fund expenses and/or actual borrowing/lending rates were reflected, the Fund's performance would be different than shown.

Response: The Trust confirms that the requested disclosures are generally included in the summary section of the Prospectus for each Fund in the principal investment risk entitled "Holding Period Risk" as a footnote to the "Estimated Fund Returns" which states:

Assumes: (a) no Fund expenses and (b) borrowing/lending rates (to obtain [inverse] leveraged exposure) of zero percent. If these were included the Fund's performance would be different from that shown.

50.Comment: If applicable, please reconcile any disclosure that, for temporary defensive purposes, the Fund may depart from its principal investment strategies and any other disclosure that states the Fund will not take temporary defensive positions. Also, if applicable, please supplementally explain how it is appropriate for a fund seeking 2x or -2x exposure to the daily return of ether, or an ether-based or ether futures-based index, to adopt a defensive strategy when the portfolio managers believe instruments in which the Fund normally invests have elevated risk.

Response: The Trust confirms that the Funds do not intend to take temporary defensive positions. As disclosed in the summary section of the Prospectus for each Fund, "[t]he Fund seeks to remain fully invested at all times in financial instruments that, in combination, provide [inverse] leveraged exposure consistent with the investment objective, without regard to market conditions, trends or directions." In addition, the disclosure provided in response to Item 9 state "[t]he Funds do not take temporary defensive positions."

51.Comment: The staff believes that investments in ether futures contracts fall within a fund's concentration policy and, as such, its concentration policy must account for these investments. Given the extent of the Fund's investment in ether futures contracts and its exposure to ether as result, the staff believes the Fund's fundamental concentration policy should address these investments. The staff notes that a fund may categorize its investments in any reasonable industry, as appropriate.

Response: The Trust confirms that the Fund's investment exposure to both ether and ether futures is included in the Fund's fundamental investment policies.

51.1Comment: The staff notes that policy no. 8 under the Funds' Investment Restrictions states that the "Fund may invest more than 25% of its total assets in investments that provide exposure to ether and/or ether futures contracts". Please revise the term "may" to "will".

Response: The Trust has revised the disclosure as requested as follows:

[E]xcept that the Fund ~~may~~ will invest more than 25% of its total assets in investments that provide exposure to ether and/or ether futures contracts.

52.Comment: Please revise the disclosure in Principal Investment Strategy to provide more details about how the Fund will be managed, including how the portfolio holdings of the Subsidiary and Fund will change at quarter-end to meet the Asset Diversification Test of Subchapter M of the Internal Revenue Code. Please also revise the Principal Risk disclosure to reflect any related risks.

Response: The Trust has revised the principal investment strategy included in response to Item 4 as follows:

The Fund expects to gain [inverse] leveraged exposure by investing a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands and advised by ProShare Advisors. Because the Fund intends to qualify for treatment as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended, the Fund intends to invest no more than 25% of the Fund's total assets (including any borrowings) in the subsidiary at each quarter end of the Fund's tax year. As a result, the Fund will be required to dispose of a portion of its futures contracts, will not be able to obtain [inverse] leveraged exposure consistent with its Daily Target, and will not meet its investment objective as of the end of each tax quarter (e.g., July 31, 2024, October 31, 2024, January 31, 2025, and April 30, 2025). The level of [inverse] leveraged exposure the Fund seeks to have on these dates may be significantly lower than the Fund's Daily Target. Exceeding the 25% limit ~~this amount~~ may have significant adverse tax consequences, see the section entitled "Tax Risk" in the Fund's Prospectus for more information. References to investments by the Fund should be read to mean investments by either the Fund or the subsidiary.

In addition, the Trust has revised the principal risks in the summary section of the Prospectus for each Fund including the "Leverage Risk", "Holding Period Risk" and "Correlation Risk" as follows:

Leverage Risk – The Fund uses leverage and will lose more money when the value of the Index falls than a similar fund that does not use leverage. ...The Fund's ability to obtain [inverse] leveraged exposure is limited at each tax quarter-end (e.g., July 31, 2024, October 31, 2024, January 31, 2025, and April 30, 2025) by the Fund's intention to qualify for RIC treatment. As a result, the Fund will not be able to obtain [inverse] leveraged exposure consistent with its Daily Target and will not meet its investment objective on those days. The level of [inverse] leveraged exposure the Fund seeks to have on these dates may be significantly lower than its Daily Target. The Fund intends to post on its website the approximate level of [inverse] leveraged exposure it seeks to have at tax quarter-end after close of business on the business day prior to the Fund's tax quarter-end (e.g., July 30, 2024, October 30, 2024, January 30, 2025, and April 29, 2025).

Holding Period Risk – The performance of the Fund for periods longer than a single day will likely differ from the Daily Target. This difference may be significant...

The table uses hypothetical annualized Index volatility and Index returns to illustrate the impact of these two factors on Fund performance over a one-year period. It does not represent actual returns. In addition, the table does not reflect the effect of reducing the Fund's [inverse] leveraged exposure at each tax quarter-end....

Correlation Risk – A number of factors may affect the Fund's ability to achieve a high degree of [inverse] leveraged correlation with the Index. Fees, expenses, transaction costs, financing costs associated with the use of derivatives, among other factors, will adversely impact the Fund's ability to meet its Daily Target. In addition, if for any reason the Fund is unable to rebalance all or a portion of its investments, the Fund may have exposure to the Index that is significantly greater or less than the Daily Target. Any of these factors may prevent the Fund from achieving exposure consistent with the Daily Target. As an example, as a result of the Fund's intention to qualify as a RIC, the Fund is unable to rebalance all or a portion of its investments at each tax quarter-end (e.g., July 31, 2024, October 31, 2024, January 31, 2025, and April 30, 2025), because doing so would require the Fund to hold more than 25% of its total assets in its subsidiary. Consequently, at each tax quarter-end, the Fund will not be able to meet its investment objective on those days and the level of [inverse] leveraged exposure the Fund seeks to have on these dates may be significantly lower than the Fund's Daily Target.

In addition, the Trust has revised the section entitled "Special Note Regarding the Correlation Risks of Geared Funds" in the Funds' SAI as follows:

The fund performance for a Geared Fund can be estimated given any set of assumptions for the factors described above. The tables on the ~~next five~~ following pages illustrate the impact of two factors, benchmark volatility and benchmark performance, on a Geared Fund. Benchmark volatility is a statistical measure of the magnitude of fluctuations in the returns of a benchmark and is calculated as the standard deviation of the natural logarithm of one plus the benchmark return (calculated daily), multiplied by the square root of the number of trading days per year (assumed to be 252). The tables do not reflect the effect of reducing each Fund's exposure at each tax quarter-end.

53.Comment: Please supplementally explain whether the Fund will be able to consistently provide daily investment results that correspond to 2x or -2x the daily return of ether, or an ether- based or ether futures-based index, net of expenses and fees, while also meeting the Asset Diversification Test under Subchapter M of the Internal Revenue Code.

Response: The Trust confirms that under current market conditions the Funds are expected to consistently provide daily investment results that correspond to their Daily Target, net of expenses and fees, except at such Fund's tax quarter-end.

53.1Comment: If so, please explain how many days of the year the Fund would be able to provide these returns while also meeting the Asset Diversification Test.

Response: The Trust confirms that under current market conditions the Funds are not expected to provide daily investment results that correspond to their Daily Target for four days per year (i.e., each tax quarter-end).

54.Comment: Please supplementally explain how much the Fund's performance will deviate from 2x or -2x on days that the Fund reduces its exposure to the subsidiary to 25% or less. As a daily return fund, how is it possible for the fund to meet its 2x objective on those days?

Response: The Advisor cannot predict with certainty how much each Fund's performance will deviate from the Daily Target at each Fund's tax quarter-end. The level of leveraged or leveraged inverse exposure, as applicable, the Funds can obtain depends significantly on the then-current margin rates, the value of any reverse repurchase transactions the Fund may enter into, and other related factors. Given the uncertainty, as noted in response to Comment 52, the Funds intend to post on their website the level of exposure the Funds will seek to obtain on those dates.

55.Comment: Please supplementally explain how income changes at quarter-end, if any, will impact the Fund's investment strategy and its ability to achieve its investment objective, particularly if margin rates increase.

Response: The Advisor does not anticipate any income changes on days where the Funds seek to meet the Asset Diversification Test.

56.Comment: Please supplementally provide specific details on what the Fund's portfolio will look like during the quarter vs. quarter-end. As part of your response, provide a representative portfolio for the Fund for each day over a two-quarter period. This representative portfolio should include the investments the Fund will make, and the percentage of the Fund's assets that will be invested in those investments. Please describe any assumptions the Fund makes in assembling this representative portfolio (e.g., assumptions around the amount of margin that will need to be held).

Response: The requested data will be provided under a separate cover.

57.Comment: Please supplementally explain whether the Fund intends to sell assets held in the Subsidiary around quarter-end. If it does so intend, does the Fund expect challenges with respect to trading near the quarter-end if it has to sell a significant amount of futures or other assets? For example, could bid-ask spreads widen? How confident is the Fund that it will be able to find block trades?

Response: Based on current margin requirements the Funds intend to sell assets in the Subsidiary on or around quarter-end. The Advisor does not expect any challenges to trading near or around quarter-end even if it needs to sell a significant amount of futures. The Advisor will utilize a combination of block trades, TAS (Trade At Settlement) or market trades in order to trade and obtain the proper exposure. Based on its experience trading in the ether futures markets, the Advisor is confident it should be able to find block trades and enough liquidity to gain its exposure. For similar reasons, given the size and liquidity of the market for ether and ether futures contracts, the Advisor does not expect that bid-ask spreads on ether futures contracts would widen at these times.

58.Comment: Please supplementally explain how the expense ratio at the quarter-end will be impacted.

Response: The Advisor does not anticipate any impact to the Funds' expense ratio at quarter- end, except to the extent the Funds' utilize reverse repurchase agreements in part to facilitate compliance with the Asset Diversification Test. Any interest expense the Funds incur in connection to borrowing at or near their tax-quarter end are recorded when they are incurred. Consequently, investors holding during periods of borrowing will bear those expenses. The estimated cost of this borrowing, 0.06% annually, is included in each Fund's Annual Fund Operating Expenses. The Trust has revised the "Borrowing Risk" in the summary section of the Prospectus for each Fund as follows:

The Fund may borrow for investment purposes using reverse repurchase agreements. In particular, the Fund may enter into reverse repurchase agreements at or near its tax quarter-end. The cost of borrowing may reduce the Fund's return during those periods. Borrowing may cause the Fund to liquidate positions under adverse market conditions to satisfy its repayment obligations. Borrowing increases the risk of loss and may increase the volatility of the Fund. There can be no assurance that the Fund will be able to enter into reverse repurchase agreements or obtain favorable terms for those agreements.

59.Comment: Please supplementally discuss whether the Fund anticipates any widening in spreads between the Fund's NAV and market price during days where the Fund is seeking to meet the Asset Diversification Test.

Response: The Advisor does not anticipate material widening of spreads between the Funds' NAV and market price on days when the Funds seek to meet the Asset Diversification Test.

60.Comment: Please supplementally describe any impact to the creation and redemption process on days that the Fund must meet the Asset Diversification Test.

Response: The Advisor does not anticipate any impact to the creation and redemption process on days the Funds seek to meet the Asset Diversification Test. All creation and redemption flows are expected to be accepted and in line with the Trust's standard procedures.

61.Comment: Please supplementally explain whether the Fund anticipates greater ETF holder transactions (and therefore greater redeems/creates) at quarter-end? If yes, will the Fund need to maintain an extra cash buffer at that time, while it also will be adjusting its portfolio to comply with the Asset Diversification Test?

Response: The Advisor does not anticipate that the Funds will have greater creation and redemption activity at the Funds' tax quarter end. The Advisor expects that investors seeking leveraged/inverse exposure will find it beneficial to invest in the Funds even when a Fund's multiple is less than +/- 2x at quarter end. Even if creation and redemption activity increased at that time, the Advisor does not believe the Fund would need to maintain an extra cash buffer to satisfy any additional creation and redemption activity given the size and liquidity of the market for ether futures.

62.Comment: Provided the level of significance of the Subsidiary on the Fund's reporting and financial statements, please supplementally describe which auditor (foreign or domestic) will play a substantial role in the preparation or furnishing of an audit report and serve as the registrant's principal auditor.

Response: The subsidiary for each Fund will have consolidated financial statements with its Parent Fund. The consolidated financial statements will be audited by the Funds' auditor.

63.Comment: If applicable, please prominently disclose that, periodically the Fund may not achieve its objective of daily returns of 2x or -2x of ether, or an ether-based or ether futures-based index, and may return substantially less than that on days that the Fund must reduce its exposure to futures contracts to meet the Asset Diversification Test.

Response: The Trust has revised the Amendment as requested as noted in response to Comment 52.

64.Comment: To the extent applicable, please enhance the disclosure regarding reverse repurchase agreements and the purchase of Treasury bills in the Principal Investment Strategy and Principal Risks sections, including additional details about the process by which the Fund will engage in reverse repos and the risks associated with being potentially unable to secure sufficient reverse repurchase agreements to execute its investment strategy.

Response: The Trust has revised each Fund's "Borrowing Risk" in the summary section of the Prospectus for each Fund as noted above in response to Comment 58. In addition, the Trust has added the following in response to Item 9 in a new section entitled "Reverse Repurchase Agreements":

Reverse Repurchase Agreements

Each Fund may engage in reverse repurchase agreements, a form of borrowing or leverage, and uses the proceeds to help achieve its investment objective. Reverse repurchase agreements involve sales by a Fund of portfolio assets (typically U.S. Treasuries) for cash concurrently with an agreement by the Fund to repurchase those same assets at a later date at a fixed price. Generally, the effect of such a transaction is that a Fund can recover all or most of the cash invested in the portfolio securities involved during the term of the reverse repurchase agreement, while a Fund will be able to keep the interest income associated with those portfolio securities.

64.1Comment: Additionally, please disclose that whenever the Fund enters into a reverse repurchase agreement, it will either: (i) be consistent with Section 18 of the Act and maintain asset coverage of at least 300% of the value of the repurchase agreement; or (ii) treat the reverse repurchase agreement as a derivatives transaction for purposes of Rule 18f-4, including, as applicable, the value-at-risk-based limit on leverage risk.

Response: The Trust has revised the disclosure in the SAI to add the following:

In addition, as discussed above, the SEC has adopted Rule 18f-4 under the 1940 Act providing for the regulation of registered investment companies' use of derivatives and certain related instruments (e.g., reverse repurchase agreements). The rule, among other things, requires that whenever a Fund enters into a reverse repurchase agreement, it will either: (i) be consistent with Section 18 of the Act and maintain asset coverage of at least 300% of the value of the repurchase agreement; or (ii) treat the reverse repurchase agreement as a derivatives transaction for purposes of Rule 18f-4, including, as applicable, the value-at-risk- based limit on leverage risk.

65.Comment: Please describe ether and the Ethereum blockchain; the relationship of ether to the Ethereum blockchain; and the applications and use cases that the Ethereum blockchain and ether have been designed to support. Also, describe the role that the Ethereum Foundation plays in the development, maintenance, and/or governance of the blockchain.

Response: The Trust confirms that requested disclosures describing ether is included in the summary section of the Prospectus for each Fund in the principal investment strategies included in response to Item 4 which states:

Ether is a digital asset. The ownership and operation of ether is determined by participants in an online, peer-to-peer network sometimes referred to as the "Ethereum Network." The Ethereum Network connects computers that run publicly accessible, or "open source," software that follows the rules and procedures governing the Ethereum Network. This is commonly referred to as the Ethereum Protocol (and is described in more detail in the section entitled "The Ethereum Protocol" in the Fund's Prospectus).

The value of ether is not backed by any government, corporation, or other identified body. Instead, its value is determined in part by the supply and demand in markets created to facilitate the trading of ether. Ownership and transaction records for ether are protected through public-key cryptography. The supply of ether is determined by the Ethereum Protocol. No single entity owns or operates the Ethereum Network. The Ethereum Network is collectively maintained by (1) a decentralized group of participants who run computer software that results in the recording and validation of transactions (commonly referred to as "validators"),

(2)developers who propose improvements to the Ethereum Protocol and the software that enforces the Protocol and (3) users who choose which version of the Ethereum software to run. From time to time, the developers suggest changes to the Ethereum software. If a sufficient number of users and validators elect not to adopt the changes, a new digital asset, operating on the earlier version of the Ethereum software, may be created. This is often referred to as a "fork." The price of the ether futures contracts in which the Fund invests may reflect the impact of these forks.

In response to Item 9 in the sections entitled "Ether", "Ethereum Network" and "Ethereum Protocol" the Amendment explains the relationship of ether to the Ethereum blockchain; the applications and use cases that the Ethereum blockchain and ether have been designed to support, and the role that the Ethereum Foundation plays in the development, maintenance, and/or governance of the blockchain.

Ether

Ether is a digital asset which serves as the unit of account on an open-source, decentralized, peer-to-peer computer network. Ether may be used to pay for goods and services, stored for future use, or converted to a government-issued currency. As of the date of this Prospectus, the adoption of ether for these purposes has been limited. The value of ether is not backed by any government, corporation, or other identified body.

The value of ether is determined in part by the supply of and demand for, ether in the markets for exchange that have been organized to facilitate the trading of ether. Ether is the second largest digital asset by market capitalization behind bitcoin.

Ether is maintained on the decentralized, open source, peer-to-peer computer network ("Ethereum Network"). No single entity owns or operates the Ethereum Network. The Ethereum Network is accessed through software and governs the creation and movement of ether. The source code for the Ethereum Network is open-source, and anyone can contribute to its development.

Ethereum Network

The infrastructure of the Ethereum Network is collectively maintained by participants in the Ethereum Network, which include validators, developers, and users. Validators validate transactions and are currently compensated for that service in ether, as determined by the Ethereum Protocol. Developers maintain and contribute updates to the Ethereum Network's source code. Users access the Ethereum Network using open-source software. Anyone can be a user, developer, or validator.

Ether is maintained on a digital transaction ledger commonly known as a "blockchain." A blockchain is a type of shared and continually reconciled database, stored in a decentralized manner on the computers of certain users of the digital asset and is protected by cryptography. The Ethereum blockchain contains a record and history for each ether transaction.

The Ethereum blockchain allows for the creation of decentralized applications that are supported by a transaction protocol referred to as "smart contracts," which includes the cryptographic operations that verify and secure ether transactions. A smart contract operates by a pre-defined set of rules (i.e., "if/then statements") that allows it to automatically execute code on the Ethereum Network. Such actions taken by the pre-defined set of rules are not necessarily contractual in nature but are intended to eliminate the need for a third party to carry out code execution on behalf of users, making the system decentralized, allowing decentralized application developers to create a wide range of applications. Requiring payment in Ether on the Ethereum Network incentivizes developers to write quality applications and increases the efficiency of the Ethereum Network because wasteful code costs more. It also ensures that the Ethereum Network remains economically viable by compensating people for their contributed computational resources.

Ethereum Protocol

...

The Ethereum Foundation ("EF") is a non-profit organization that is dedicated to supporting Ethereum and related technologies. The EF, alongside other organizations, supports Ethereum Protocol development through funding and advocacy. The EF finances its activities through its initial allocation of ether at the launch of the Ether Network in 2015. Although the EF does not control Ethereum, and is one of many organizations within the Ethereum ecosystem, it is the most significant driving force for Ethereum Protocol development and support of Ethereum generally.

The Trust has revised the SAI to include the following in the section entitled "Ether Related Investments":

As with other digital assets, ether and the Ethereum blockchain have been designed to support a number of applications and use cases. For ether, these include: serving as a medium or exchange and a durable store of value, facilitating the use of smart contracts and decentralized products and platforms, permitting the issuance and exchange of non-native tokens (including non-fungible tokens and asset-backed tokens), and supporting various "layer 2" projects. Compared to the Bitcoin network, which is solely intended to record the ownership of bitcoin, the intended uses of the Ethereum network are far more broad.

The Ethereum Foundation (EF) is a non-profit organization that is dedicated to supporting Ethereum and related technologies. The EF, alongside other organizations, supports Ethereum Protocol development through funding and advocacy. The EF finances its activities through its initial allocation of ether at the launch of the Ether Network in 2015. Although the EF does not control Ethereum, and is one of many organizations within the Ethereum ecosystem, it is the most significant driving force for Ethereum Protocol development and support of Ethereum generally.

66.Comment: Please disclose that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering.

Response: The Trust confirms that disclosure related to the vulnerability of the Ethereum blockchain is included in the summary section of the Prospectus for each Fund. Specifically, the risk entitled "Ether Risk" states:

Additionally, if one or a coordinated group of validators were to gain control of 33% or more of staked ether, they would have the ability to execute extensive attacks, manipulate transactions and fraudulently obtain ether. If such a validator or group of validators were to gain control of one-third of staked ether, they could halt payments.

However, the Trust has revised the SAI by replacing the 28th paragraph in the section entitled "Ether Related Investments – Ether Futures" with the following:

Additionally, if the price of ether falls below that which is required for validators to turn a profit, some validators may temporarily discontinue their operations. If validators reduce or cease their operations, it would reduce the aggregate stake on the Ethereum Network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain and make the Ethereum Network more vulnerable to a malicious actor or actors. If one or more validators obtain control of greater than thirty-three

(33)percent of the aggregate stake on the Ethereum Network, those validators may attempt to reshuffle or reorder blocks in the Ethereum blockchain, potentially excluding valid transactions or permitting "double spending" of ether. Malicious actors controlling greater than thirty-three (33) percent of the aggregate stake could also potentially resolve two forks of the Ethereum blockchain simultaneous, which would cause confusion and likely result in reduced confidence in the Ethereum blockchain, both of which would have a material adverse impact on the value of ether and ether futures, and as a result, an investment in the Fund. However, any such attack would likely result in the malicious validators forfeiting their staked ether. Any reduction in confidence in the confirmation process or aggregate stake of the Ethereum Network may adversely affect the utility and price of ether, which may negatively impact the ether futures and an investment in the Fund.

67.Comment: Please disclose that proposed changes to the Ethereum blockchain's protocol may not be adopted by a sufficient number of users and validators, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a "fork"), and give examples of forks (e.g., the fork resulting in the Ethereum Classic blockchain).

Response: The Trust confirms that the requested disclosures are generally included in the principal investment strategies described in the summary section of the Prospectus for each Fund which states:

From time to time, the developers suggest changes to the Ethereum software. If a sufficient number of users and validators elect not to adopt the changes, a new digital asset, operating on the earlier version of the Ethereum software, may be created. This is often referred to as a "fork." The price of the ether futures contracts in which the Fund invests may reflect the impact of these forks.

In addition, examples of such forks are included as a response to Item 9 in the risk entitled "Ether and Ether Futures Risk – Forks" which states:

The open-source nature of the Ethereum Protocol permits any developer to review the underlying code and suggest changes. If some users and validators adopt a change while others do not and that change is not compatible with the existing software, a fork occurs. Several forks have already occurred in the Ethereum Network resulting in the creation of new, separate digital assets. Which fork will be considered to be ether for purposes of the CME CF Ether Reference Rate is determined by CF Benchmarks. Forks and similar events could adversely affect the price and liquidity of ether and the value of an investment in the Fund. A fork may be intentional such as the Ethereum 'Merge.' The 'Merge' represents the Ethereum Network's shift from proof-of-work to proof-of-stake. This means that instead of being required to solve complex mathematical problems validators are required to stake ether. Prior to September 2022, Ethereum operated using a proof- of-work consensus mechanism. Following the Merge, approximately 1,700 Ether are issued per day, though the issuance rate varies based on the number of validators on the network. In addition, the issuance of new Ether could be partially or completely offset by the burn mechanism introduced by the EIP-1559 modification, under which Ether are removed from supply at a rate that varies with network usage.

In addition, the Trust has revised the Amendment as requested by adding the following to the Funds' SAI in the section entitled "Ether Related Investments":

In April 2016, a decentralized autonomous organization, known as "The DAO" launched on the Ethereum Network. Decentralized autonomous organizations operate using smart contracts which form dictate how the organization will operate. In exchange for ether, The DAO created DAO Tokens (proportional to the amount of ether paid) that were then assigned to the Ethereum blockchain address of the person or entity remitting the ether. A DAO Token granted the DAO Token holder certain voting and ownership rights in The DAO. In June 2016, the smart contract code on which The DAO was based was attacked and subsequently compromised, resulting in approximately one-third of the total ether raised in The DAO's offering being diverted to an Ethereum blockchain address controlled by the attacker, an unknown individual or group. In response to the attack, and upon a vote of Ethereum community members, a "hard fork" was implemented which had the effect of transferring all of the funds raised (including those held by the attacker) from The DAO to a recovery address, allowing for DAO Token holders to exchange their DAO Tokens for ether. Any DAO Token holders who adopted the hard fork could exchange their DAO Tokens for ether and avoid any loss. The permanent hard fork resulted in two different versions of the Ethereum blockchain: Ethereum and Ethereum Classic.

68.Comment: Please disclose that the Ethereum blockchain's protocol, including the code of smart contracts running on the Ethereum blockchain, may contain flaws that can be exploited by attackers. Also, discuss the exploit of The DAO's smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork.

Response: The Trust has revised the disclosure as requested by adding the following to the "Ether and Ether Futures Risk – Cybersecurity" included in response to Item 9:

The Ethereum blockchain's protocol, including the code of smart contracts running on the Ethereum blockchain, may contain flaws that can be exploited by attackers.

In addition, the Trust has revised the Registration Statement as requested by adding disclosure to the Funds' SAI in the section entitled "Ether Related Investments" as noted above in response to Comment 67.

69.Comment: Please discuss the exposure of ether to instability in other speculative parts of the blockchain/crypto industry, including that an event not necessarily related to the security or utility of the Ethereum blockchain can nonetheless precipitate a significant decline in the price of ether (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

Response: The Trust has revised the Amendment as requested by adding the following to the "Ether Risk" included in the summary section of the Prospectus for each Fund:

Legal or regulatory changes may negatively impact the operation of the Ethereum Network or restrict the use of ether. In addition, digital asset trading venues and other participants may have significant exposure to other digital assets. Instability in the price, availability or legal or regulatory status of those instruments may adversely impact the operation of the digital asset trading venues and the Ethereum Network. As a result, events that are not necessarily related to the security or utility of ether can nonetheless cause a significant decline in the price of ether (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

70.Comment: Please disclose the risks or challenges for the Ethereum blockchain that are posed by the emergence of other public, permissionless blockchains that are similarly designed to support the development, deployment, and operation of smart contracts. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

Response: The Trust has revised the Amendment as requested by adding the following to the Funds' SAI in the section entitled "Ether Related Investments":

It is possible that other blockchains will emerge that are similarly designed to support the development, deployment, and operation of smart contracts. These alternative blockchains have in the past and may in the future seek to compete with the Ethereum Network by offering faster transaction processing and/or lower fees. The market demand for these alternative blockchains may reduce the market demand for ether which would adversely impact the price of ether, and as a result, an investment in the Fund.

The Ethereum blockchain has at times experienced material network congestion, high transaction fees and other scalability challenges. Although the Ethereum Foundation has proposed various updates to the Ethereum blockchains protocol to address these challenges, to date they have been primarily addressed by sol-called "layer 2" solutions. Layer 2 networks generally require users to "lock" ether into the layer 2 network in order to benefit from their efficiencies, thereby making the locked ether unavailable to transfer on the underlying blockchain or within other layer 2 networks. While these solutions have, in the past, reduced fees and increased transaction times, they result in the actions of development teams whose interests may not be aligned with that of the greater Ethereum community. Further, there is no guarantee that these layer 2 solutions will continue to be effective or that users or investors in public blockchains will not determine that blockchains without scalability issues or a reliance on layer 2 solutions are preferable. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solution, if not implemented correctly, would compromise the security or decentralization of the underlying blockchain network.

71.Comment: To the extent that you refer to ether as a "virtual currency" or "cryptocurrency," please clarify that although ether has been called a "virtual currency" or a "cryptocurrency," it is not widely accepted as a means of payment. Also, please generally use the term crypto asset or digital asset when referring to ether or similar assets.

Response: The Trust has revised the disclosure as requested.

72.Comment: Please supplementally confirm that the Fund's code of ethics applies to transactions in ether, ether futures contracts, and other ether-based derivative instruments, and that Access Persons, as defined in Rule 17j-1 of the Act, will be required to pre-clear such transactions.

Response: The Trust so confirms.

73.Item 9 disclosure on page 19 states that the Fund follows a "passive approach to investing". Please delete the term "passive" or otherwise explain why use of this term is appropriate.

Response: The Trust believes the reference to the Advisor's "passive approach to investing" is appropriate because the Advisor does not take a traditional active management role in managing each Fund's portfolio. As disclosed in response to Item 9:

ProShare Advisors does not invest the assets of a Fund in securities or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company, other than for cash management purposes, nor does it conduct conventional investment research or analysis (other than in determining counterparty creditworthiness), or forecast market movement or trends, in managing the assets of a Fund. Each Fund generally seeks to remain fully invested at all times in securities and/or financial instruments that, in combination, provide exposure to its index consistent with its investment objective, without regard to market conditions, trends, direction, or the financial condition of a particular issuer. The Funds do not take temporary defensive positions.

74.Comment: On page 22 of the prospectus under the heading "Understanding the Risks and Long-Term Performance of a Daily Objective Fund" and sub-heading "why," please revise the hypothetical example to clarify that the example applies to a fund seeking 2x returns, rather than 3x returns.

Response: The Trust has revised the disclosure as requested.

75.Comment: Please complete all fields, including those on page 22.

Response: The Trust confirms that all fields will be completed, including those on page 22.

76.Comment: Disclosure on page 24 under the heading "Largely unregulated marketplace" states that "Ether, the Ethereum Network, and digital asset trading venues are relatively new and, in most cases, largely unregulated." Please add after "largely unregulated" the following: "and may be operating out of compliance with applicable regulations." Please similarly globally revise any language stating or implying that crypto assets or crypto asset trading venues are unregulated, including on pages 8 and 11 of the SAI.

Response: The Trust has revised the disclosure on page 24 as requested as noted in response to Comment 45. In addition, the Trust has revised the "Ether Risk" in the summary section of the Prospectus for each Fund as follows:

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, ether and ether trading venues are largely unregulated and may be operating out of compliance with applicable regulation. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote ether in a way that artificially increases the price of ether).

The Trust has made similar revisions to the section in Funds' SAI entitled "Ether Related Investments" including:

Ether, the Ether Network and ether trading venues are relatively new. ~~and not subject to the same regulations as regulated securities or futures exchanges.~~ Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, ether trading venues are largely unregulated and may be operating out of compliance with applicable regulation.

...

If the ether trading venues become subject to onerous regulations or are required to comply with existing applicable regulations, among other things, trading in ether may be concentrated in a smaller number of exchanges, which may materially impact the price, volatility and trading volumes of ether.

* * * * *

We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel